January 15, 2010

Stacy H. Winick, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC   20006

Re: Nuveen Connecticut Dividend Advantage Municipal Fund 2
        File Numbers: 333-163850, 811-21033

        Nuveen North Carolina Dividend Advantage Municipal Fund
        File Numbers: 333-163848, 811-9461

        Nuveen Georgia Dividend Advantage Municipal Fund
        File Numbers: 333-163846, 811-10351

        Nuveen Maryland Dividend Advantage Municipal Fund
        File Numbers: 333-163847, 811-9471

        Nuveen Massachusetts Dividend Advantage Municipal Fund
        File Numbers: 333-163865, 811-9451

        Dear Ms. Winick:

        We have reviewed the registration statements for the funds named above, each
filed on Form N-2 on December 18, 2009. The filings are made for the purpose of
registering MuniFund Term Preferred Shares. In a letter dated December 22, 2009, you
requested selective review of these registration statements. In accordance with
Investment Company Act Release No. 13768 (February 15, 1984), we have decided to
selectively review the registration statement.

        We have no comments at this time. We may have comments on disclosure
included in any subsequent pre-effective amendment.

        You are reminded that the burden of full and fair disclosure rests with the
registrant, its counsel, and others engaged in the preparation of these registration
statements. As a matter of law, this burden cannot be shifted to the Commission or its
staff.

        Please furnish a letter acknowledging that:

the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Any questions you may have regarding the filing or this letter may be directed to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel